Michael A. Littman

Attorney at Law

P.O. Box 1839

Arvada, CO 80001

(720) 530-6184

malattyco@aol.com

August 30, 2021

VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance Office of Technology

Attn: Dave Edgar or Christine Dietz, Senior Staff Accountants

Washington, DC 20549

Re: Atlas Technology Group, Inc.

Amendment No. 1 to Registration Statement on Form 10-12G

Filed August 2, 2021 File No. 000-28675

Dear Commission:

In response to the Commission’s letter dated August 24, 2021 in the matter referenced above, an amended Form 10-12G has been filed on the EDGAR system. Below please find the following corresponding answers addressed in the amendment:

Amendment No. 1 to Registration Statement on Form 10-12G

Cautionary Note Regarding Forward-Looking Statements, page 2

1.	We note your reference to forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Please be advised that the safe harbor for forward-looking statements is inapplicable in this context, because the company is not currently a reporting company. See Section 27A(a)(1) of the Securities Act. Therefore, please either delete any references to the Private Securities Litigation Reform Act or make it clear that the safe harbor does not apply to this offering.

ANSWER: We have removed the Cautionary Note Regarding Forward Looking Statements section on Page 2.

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Item 7: Certain Relationships and Related Transactions Consulting Fees - Related Party, page 25

2.	Please reconcile your statement here that, during the three and six months ended June 30, 2021, you accrued consulting fees of $15,000 payable to your former controlling shareholder with your disclosure on page F-24 that $5,000 in consulting fees were paid to your current controlling shareholder and $10,000 in consulting fees were paid to your former controlling shareholder during the same period.

ANSWER: We have amended the disclosure in Item 7. Certain Relationships and Related Transaction Consulting Fees- Related Party, on page 25, to read “During the three and six months ended June 30, 2021 we accrued consulting fees of $10,000 payable to our former controlling shareholder and $5,000 payable to our current controlling shareholder.” from “During the three and six months ended June 30, 2021 we accrued consulting fees of $15,000 payable to our former controlling shareholder.

Condensed Unaudited Financial Statements

Condensed Unaudited Statements of Changes in Shareholders' Deficit, page F-19

3.	This statement contains captions for balances as of March 31, 2020 and June 30, 2020 in two places. Please revise the label of the second set of dates to "March 31, 2021" and "June 30, 2021."

ANSWER: We have amended the Condensed Unaudited Statements of Changes in Shareholders Deficit, page F-19, such that the dates March 31, 2020 and June 30, 2020 are amended to March 31, 2021 and June 30, 2021, respectively.

General

4.	Please file the bylaws of the company. Please refer to Item 601(b)(3)(ii) of Regulation SK.

ANSWER: Bylaws of the company are attached to this amended filing as Exhibit 3(ii).4.

We hope these amendments meet with your satisfaction.

Sincerely,

/s/ Michael A. Littman

Michael A. Littman, Attorney

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